September 30, 2009

Mail Stop 3561

Vince Vellardita
Chief Executive Officer
Valcom, Inc.
2113 A Gulf Boulevard
Indian Rocks Beach, FL 33785

RE: Valcom, Inc.
   File No. 000-28416
   Form 8-K: Filed August 12, 2009

Dear Mr. Vellardita:

   We have completed our review of your Form 8-K and have no further comments
at this time.

                    Sincerely,

                    Patrick Kuhn
                    Staff Accountant